Mail Stop 3651

December 8, 2005

Brian L. Schorr, Esq.
Executive Vice President and General Counsel
Triarc Companies, Inc.
280 Park Avenue
New York, New York 10017

Re: **Triarc Companies, Inc.**
        Form S-3; Amendment No. 1
        Filed November 23, 2005
        File No. 333-127818

Dear Mr. Schorr:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Incorporation of Documents by Reference, page 3

1. We note that the effective date of your filing will be 89 days beyond the latest year end of RTM Restaurant Group of May 29, 2005. Accordingly, in compliance with Rule 3-12 of Regulation S-X, please include in your filing the audited financial statements of RTM for such year end.

Risk Factors, page 7

2. We note from your disclosure on page 21 that geographic factors may affect your future results. With a view to disclosure, please consider discussing the geographic regions in which you operate.

The RTM Acquisition, page 5

3. Please provide a graphic depiction of the RTM Acquisition. Also clarify in your disclosure whether, and how, the RTM Acquisition is reflected in the organizational chart on the previous page.

Form 10-K for the Year Ended January 2, 2005

Note 14: Income Taxes, Page 100

4. We note your response to prior comment 19. In regard to the $31,398,000 of tax reserves and related interest released in 2004, please tell us the following:
   - The tax issues to which the reserves relate,
   - Your rationale as to why you believed that a loss was probable in connection with these issues such that it was necessary to record reserves,
   - The amount of reserve recorded for each issue and the basis for establishing such amount,
   - The basis for allocating the reserve released between continuing and discontinued operations, and
   - Why it was appropriate to reverse the reserves in connection with the finalization of examinations or expiration of the statute of limitations associated with the corresponding federal and state tax returns during 2004.
   Additionally, tell us the periods in which the tax reserves and related interest were recorded and the financial statement line item in which reported.

5. We note that in the last several years tax reserves have been reversed that were material to your results of operations. In future filings, please fully disclose the facts and circumstances in regard to contingencies and related reserves associated with material income tax matters that have been recorded during the periods presented or accumulated in the latest period presented, the factors upon which the contingencies will be resolved, when you expect the contingencies to be resolved, and specifically why it is appropriate to reverse reserves in the periods in which reversed.

Triarc Compensation Plans

6. We note your response to prior comment 23. Please tell us your basis for accounting for the equity arrangements as unearned compensation. Tell us how the amount of capital contribution made by participants compares to the fair value of the equity interest recorded, and the accounting for any difference between

these amounts. Additionally, tell us what of the capital contribution a terminated employee is entitled to upon leaving the company during the vesting period. Also, tell us what additional consideration was given to treating these arrangements as minority interests and such effect on the accounting of your ownership interests in the corresponding entities. Tell us how the fair value of an equity interest of participants compares to the carrying value of your investment in the corresponding entities on an equivalent single ownership interest basis.

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We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Direct any questions on the financial statements and related disclosure to Theresa Messinese at (202) 551-3307 or Michael Fay at (202) 551-3812. Direct any other questions to Hanna Teshome at (202) 551-3315, or in her absence to me at (202) 551-3814.

Sincerely,

Sara W. Dunton
Attorney-Adviser

cc:
via facsimile
Paul D. Ginsberg, Esq.
Raphael M. Russo, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
(212) 757-3990